Exhibit 99.2

AYR Wellness Opens Two New Retail Locations in Florida

MIAMI, April 11, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that it has opened two new retail stores in Florida located in Winter Haven and Palatka.

“Our consistent advancements in Florida make for an exciting story for AYR and will remain a strong focal point as we continue to prioritize the markets and initiatives that drive the most growth for the Company,” said David Goubert, President and CEO of AYR. “These new store openings expand our Florida footprint to 59 retail stores and further broaden our reach in the state, allowing us to introduce AYR’s elevated customer experience and selection of high-quality offerings to more customers and communities. We look forward to creating lasting relationships with our patients who visit these new locations and continuing to grow our presence throughout the state.”

The new Winter Haven and Palatka stores are in prime, easily accessible locations. The Winter Haven location features 4,500 sq. ft of retail space and a drive-thru for easy customer pick-up. The Palatka store is a freestanding location with more than 2,300 sq. ft. of retail space and is AYR’s first medical dispensary in Putnam County.

Both stores will offer many of AYR’s national brands and products and feature a “bud bar,” providing customers with a sensory experience showcasing samples of whole flower strains currently available for purchase. As AYR continues to open stores and expand its customer base in Florida, it is concurrently preparing for the transition from Liberty Health Sciences to AYR Cannabis Dispensary later this year.

Florida has more than 805,000 registered patients enrolled in its medical marijuana program as of April 7, 2023, per Florida OMMU.

To learn more about AYR Wellness or to locate your nearest dispensary, please visit www.AYRwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About AYR Wellness Inc.

AYR is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

AYR’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.AYRwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

T: (786) 885-0397

Email: robert.vanisko@AYRwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: IR@AYRwellness.com